SCHEDULE A

INVESTMENT SUB-ADVISORY AGREEMENT

FEE AGREEMENT

WELLS FARGO FUNDS TRUST

            This fee agreement is made as of the 26th day of January, 2008, and is amended as of the 1st day of September, 2017, by and between Wells Fargo Funds Management, LLC (the “Adviser”) and Allianz Global Investors U.S. LLC (successor to RCM Capital Management LLC) (the “Sub-Adviser”).

            WHEREAS, the parties and Wells Fargo Funds Trust (the “Trust”) have entered into an Investment Sub-Advisory Agreement (“Sub-Advisory Agreement”), dated October 29, 2001, whereby the Sub-Adviser provides investment management advice to each series of the Trust as listed in Appendix A to the Sub-Advisory Agreement (each a “Fund” and collectively the “Funds”); and

            WHEREAS, the Sub-Advisory Agreement provides that the fees to be paid to the Sub-Adviser are to be at the annual rates indicated on Schedule A.

            NOW THEREFORE, the parties agree that the fees to be paid to the Sub-Adviser under the Sub-Advisory Agreement shall be calculated on a monthly basis by applying the following annual rates to the Fund’s net assets:

Name of Fund	Sub-Advisory Fee
Specialized Technology Fund	First 50M 0.80% Next 50M 0.60% Over 100M 0.55%

The foregoing fee schedule is agreed to as of September 1, 2017 and shall remain in effect until changed in writing by the parties.

                                                            WELLS FARGO FUNDS MANAGEMENT, LLC

                                                            By:

                                                                  Paul Haast

                                                                  Senior Vice President

ALLIANZ GLOBAL INVESTORS U.S. LLC (successor to RCM Capital Management LLC)

                                                            By:

                                                                  Name:  Christian Pachtner

                                                                  Title:  Head of Client Service